Exhibit 99.1

Sapiens Hosts Its Annual U.S. Client Conference in Phoenix, Arizona

More than 426 participants from approximately 174 organizations discussed industry developments and Sapiens’ future vision at the Sapiens Summit 2019

Phoenix, Arizona and Holon, Israel – September 12, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, hosted its “Sapiens Summit 2019” client conference at the Arizona Biltmore in Phoenix, Arizona on September 9-11. Attendees included insurance and financial services customers, prospects, leading industry experts from Celent, Novarica and SMA, insurtech personnel, partners and sponsors.

A full agenda included strategic discussions, presentations and the opportunity for participants to learn about Sapiens’ future vision and product development. Sapiens emphasized its theme, “The art of innovation,” to help insurers better understand how to effectively innovate and navigate the demands of evolving technology in the marketplace. Sapiens Summit 2019 also provided networking opportunities with Sapiens’ team members and management, insurtech personnel, industry experts, insurers and financial services companies.

Participants enjoyed the luxury resort’s golf course, as well as Sapiens’ “Roaring 20s” evening entertainment event.

The summit agenda offered a range of speakers to provide the audience with a variety of insights into industry hot topics and Sapiens’ product strategies. Agenda highlights included:

●	A session on digitizing the customer experience, with Karlyn Carnahan, head of the Americas for Celent’s insurance practice

●	Mitch Wein, senior vice president of research and consulting at Novarica, presented an overview of individual life carriers’ business and technology issues

●	Deb Smallwood, founder & CEO at SMA, discussed how to embrace the transformation trends in workers’ compensation

●	A keynote address focusing on game theory by Dr. Haim Shapira, an economics and behavioral sciences lecturer and best-selling author

●	Separate summit streams for property & casualty, life & annuities, workers’ compensation, financial & compliance, decision management and reinsurance that included customer case studies, a review of Sapiens’ product roadmaps and innovative insurtech sessions with our partners

“It gets more difficult each year to improve upon our previous client conferences, and yet every year our conferences continue to get better,” said Yaffa Cohen-Ifrah, chief marketing officer and head of corporate communications, Sapiens. “Sapiens Summit 2019 would not have been possible without all of the attendees, who helped make it a success, as well as the Sapiens team who have been working for many months to create the best possible experience.”

“Innovation in 2019 is about more than just technology. It’s an art that requires the right mix of modern systems; an understanding of where customers, competitors and regulations are heading; and the agility to act quickly,” said Roni Al-Dor, Sapiens president and CEO. “I’m confident that Sapiens Summit 2019 equipped participants with important information that will assist them during their innovation journeys.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com